UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road
Yuhuatai District, Nanjing City
Jiangsu Province, 210012
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Resignation and Appointment of Chief Financial Officer

On September 15, 2025, Ms. Yu Xiang, the chief financial officer (“CFO”) of Scage Future, a Cayman Islands company (the “Company”), notified the Company of her resignation from her position of the CFO, effective on the same date. The resignation of Ms. Xiang was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On the same date, to fill the vacancy created by Ms. Xiang’s resignation, the board of directors (the “Board”) of the Company approved and appointed Jie Xiang to serve as the Company’s CFO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: October 3, 2025	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

2